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                                        Filed by Abington Bancorp, Inc.

                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933, as amended,
                                        and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

                                        Subject Company:  Abington Bancorp, Inc.
                                        Commission File No.:  0-16018


This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Abington Bancorp, Inc. prior to the merger and Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Abington Bancorp, Inc. may not be combined successfully, or such combination may take longer to accomplish than expected;
(2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger; (5) the stockholders of Abington may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial's and Abington's markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial's filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Seacoast Financial Services Corporation and Abington Bancorp, Inc. will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by

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Seacoast Financial can be obtained, without charge, by directing a request to
Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, Marketing, telephone (508) 984-6102. In addition, documents filed with the SEC by Abington can be obtained, without charge, by directing a request to Abington Bancorp, Inc., 97 Libbey Parkway, Weymouth, MA 02189, Attn: Corporate Secretary, telephone (781) 682-6400. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Abington and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.

Information about the directors and executive officers of Abington and their ownership of Abington common stock is set forth in the proxy statement for Abington's 2003 annual meeting of stockholders as filed on Schedule 14A with the SEC on June 27, 2003. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

THE FOLLOWING IS A SCRIPT USED FOR A CONFERENCE CALL HELD BY ABINGTON BANCORP, INC. AT 2:00 P.M. EASTERN TIME ON OCTOBER 23, 2003.


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                                ABINGTON BANCORP.

                  SCRIPT FOR THIRD QUARTER 2003 CONFERENCE CALL

                                OCTOBER 23, 2003


JIM MCDONOUGH

Good afternoon, everyone, and welcome to Abington Bancorp's third quarter conference call. With me here today is Jim Hunt, our Chief Financial Officer. Jim and I will discuss third quarter results and those details of our pending merger with Seacoast Financial Services Corp. that are in the public domain. Jim will then provide some additional financial details regarding our third quarter results while I cover the overall business environment and, of course, we'll take your questions at the end. Before we get started, Jim will read our safe harbor provision. Jim?

JIM HUNT

Thanks Jim and good afternoon everyone. Certain statements we will make this afternoon constitute "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties that could cause actual results to differ materially from those indicated, including changing regional and national economic conditions, changes in the real estate market, changes in market interest rates, credit risks on lending activities, and competitive and regulatory factors. All forward-looking statements are necessarily speculative and undue reliance should not be placed on any such statements, which are accurate only as of today, October 23, 2003. We undertake no responsibility to update those forward-looking statements in the future.

Now I'll turn the call back to Jim McDonough.

JIM MCDONOUGH

Thanks, Jim.

It has obviously been a very busy few weeks here, and as you can imagine, a time filled with mixed emotions. But at the end of the day, we truly believe that our affiliation with Seacoast will be in the best long-term interests of all of our constituencies: our customers - our shareholders - our community - and our employees. Seacoast is a great institution, one whose management team we have known and respected for years. The combined strength of our franchises will surely make for a stronger combined entity - one that will enhance Abington's capacity to better serve its customers. Yet, we will be small enough to maintain community ties and provide the strong, customer-focused service for which we have always been known.

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As stated in the release announcing the transaction, we currently expect the merger will be completed during the second quarter of 2004 - or earlier - depending on regulatory approval and the approval of Abington's shareholders. Upon completion of the merger, the combined bank will be the largest independent savings bank in Massachusetts with a pro-forma market capitalization of more than $700 million and total assets of approximately $5.4 billion. We will serve a vibrant and growing region of the state, the Southeast Corridor, with 64 branches that cover territory from Boston to Cape Cod, the Islands and the Rhode Island border. And importantly, because there is no overlap between our two franchises, we have pledged not close any Abington Savings branches.

Let me review some of the significant terms of the transaction with you. Based upon the closing price of Seacoast's stock on October 17th, our shareholders will receive $34.00 per share in cash, 1.4468 shares of Seacoast common stock, or a combination thereof, equaling an aggregate value of almost $140 million. Payment will be made to Abington shareholders through an election process and allocation procedures intended to ensure that 75% of Abington's shares will be exchanged for Seacoast common stock and 25% for cash.

For now, that's about all we can tell you about our planned combination. It is my understanding that a complete copy of the definitive agreement will soon be filed with the Securities and Exchange Commission under the cover of a Form 8-K. As our teams work together over the coming weeks and months, we will be able to share more details. You know both of our organizations have considerable recent experience with mergers, so we expect that this process will be fairly smooth and efficient.

Before asking Jim Hunt to comment on our financial results for the quarter, let me spend a just a few minutes reviewing some of our other third quarter activities.

Our mortgage banking subsidiary, Old Colony Mortgage, continues to generate relatively strong loan originations, although slowing somewhat from the record activity levels of the past few quarters, reflecting changes in the mortgage rate environment. For the third quarter, Old Colony processed over $90 million in loan applications, versus $192 million in the second quarter this year and $66 million in the year ago quarter. On a nine month basis, mortgage applications were $477 million, more than doubling the $205 million of volume processed in 2002. While production is coming down from the record highs, we are still seeing significant activity in this area. As I have said in the past, we have anticipated this trend and while we will remain competitive in the residential mortgage market, we continue to place greater emphasis going forward on the origination of home equity and commercial loans - markets that we believe can contribute to earnings in a more meaningful way in the future.

On the community banking side, our results are also strong. Total deposits grew $10.1 million, or 1.6% from the end of 2002. Transaction accounts, which exclude the more rate-sensitive time deposits and are an important measure for our business, grew even faster, 30.6 million, or 6.7%, for the first nine months of 2003. Higher cost term certificates were allowed to decrease by $20.5 million, or 10.8%, due to pricing strategies.

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I'll now turn the conference over to Jim Hunt, who will review financial highlights of the past quarter, including the steps we announced in September to rebalance our balance sheet.

Jim, please go ahead

JIM HUNT

Thanks, Jim. To begin, I want to let you know that we expect to file our Form 10-Q for the third quarter of 2003 on or before October 14th, and that report will contain additional financial details. Now, I'd like to take a few minutes to provide you with some additional insight into our efforts to restructure our balance sheet to better position the Bank in the face of rising interest rates.

         In early September, we announced a program to effect sales of higher-risk securities and reduce higher-cost term debt. This program was designed to improve future earnings, strengthen our capital position and reduce overall interest rate and price risk. The program was completed by quarter end and included the sale of $75 million of higher risk and $22 million of small denomination mortgage-backed securities. Proceeds from the sales were used to reduce approximately $72 million of longer-term, higher-cost Federal Home Loan Bank (FHLB) borrowings. In connection with this program, the Company recorded approximately $1.72 million in charges related to the prepayment of the FHLB debt during the third quarter of 2003. The Company repaid an additional $46 million of short-term FHLB debt during the quarter and sold an additional $12 million of higher risk mortgage-backed securities.

         The execution of this program affected the bank's net income for the three and nine month periods of 2003, in comparison with prior year periods. At the time of the announcement, it was expected that earnings for the third quarter of 2003 would approximate break-even. Actual net income for the quarter was $385,000, or $0.09 per diluted share, somewhat better than the projected break-even quarter we anticipated when we originally announced the restructuring program. The better result was due to higher than anticipated securities gains, lower penalties associated with debt prepayment and other miscellaneous income received during the quarter. Our timing could not have been better as we were able to effect this program in early September when rates were somewhat higher, thereby reducing the amount of the prepayment penalty.

Our quarterly net income of $385 thousand, or $0.09 per share, compares with restated net income of $1.49 million, or $0.42 per diluted share, for the same quarter last year.

         For the first nine months of 2003, net income was $2.31 million, or $0.58 per diluted share, compared with the restated $5.05 million, or $1.50 per diluted share, for the comparable 2002 period.

     Net interest margin was 2.63% for the third quarter of 2003, compared to the restated 3.42% in the third quarter last year - a result of the yield on earnings assets declining to 4.93% from 5.94% and the cost of funds declining to 1.80% from 2.53%. Like many other financial companies, we complied with the provisions for SFAS No. 150, which became effective July 1, 2003. Under the provisions of SFAS No. 150, securities with characteristice of both debt and equity, such as Abington's trust preferred securities, are treated as liabilities and related payments are reported as interest expense. Historically, these costs were reported as non-interest expense. As a result, the net interest margin for the quarter was reduced by approximately $261 thousand, or 13 basis points. SFAS No. 150 does not allow for prior period restatement. Hence, all expenses related to the company's trust preferred securities are reported as noninterest expense.

Looking below the net interest income line, we were pleased to report an 86.4% increase in non-interest income in the third quarter this year over the prior year through a combination of $1.10 million more in gains on the sales of mortgage loans and customer service fees that were $663,000 higher than last year. Realized gains from the sale of securities were $221,000 this quarter, compared to realized losses of $328,000 last year.

Non-interest expenses increased at a greater rate than non-interest income. The most significant component of non-interest expense in the current year is the $1.7 million prepayment penalty recorded on FHLB borrowings. Other increases reflect additional salary and occupancy expenses associated with the addition of MAFN employees for the full quarter in 2003 compared with only 17 days in 2002, plus incentive payments to loan origination officers in mortgage banking operations and additional costs associated with the relocation of our corporate headquarters in the third quarter of last year. .

With that, I'll to turn the call back to Jim McDonough for some Closing Comments


Jim?

JIM MCDONOUGH:

Thanks, Jim. I'm sure that there may be some questions out there so I will not prolong matters any further. We will make every effort to answer those questions to the extent that we can. I'd now like to turn the call over to the Operator so that we can take any questions. Operator?

(at the close of call)

JIM MCDONOUGH

Thanks again for taking the time to join us today. Please call ether of us if we can answer any additional questions for you.